MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

JULY 3, 2012

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Ms. Laura Hatch

Mr. John Grzeskiewicz

RE: MONEY MARKET OBLIGATIONS TRUST (“Registrant”)

Federated Prime Value Obligations Fund

Service Shares

Federated Prime Cash Obligations Fund

Institutional Shares

Capital Shares

Service Shares

Federated Government Obligations Fund

Institutional Shares

Capital Shares

Service Shares

Federated Treasury Obligations Fund

Institutional Shares

Capital Shares

Service Shares

Form N-14 1933 Act File No. 333-181969

1940 Act File No. 811-059501

Dear Ms. Hatch and Mr. Grzeskiewicz:

The Registrant is filing this correspondence to respond to your comments to the above captioned Form N-14 filed with the Commission on June 7, 2012 and the N-14/A filed with the Commission on June 28, 2012.

In response to Ms. Hatch’s first comment, the Registrant will clarify the relevant disclosure in the Prospectus/Proxy Statement as follows (new language is underlined):

The Federated Fund Board also was advised of, and considered, certain other arrangements that are intended to prevent the Reorganizations from otherwise being dilutive. These other arrangements include certain requirements under which the Fifth Third Adviser and FTFC may be required to reimburse the full amount of accumulated net realized losses (and any permanent impairments), and/or make capital contributions, to an applicable Fifth Third Fund in order to seek to address the potential impact of an applicable Reorganization on the gross yield of a corresponding Federated Fund and to address potential dilution to Federated Fund shareholders. See “Information About the Reorganizations – Description of the Agreements and Plans of Reorganization,” “Information About the Reorganizations – Costs of Reorganizations” and “Information About the Reorganizations – Agreement Among Federated, Fifth Third Adviser and Fifth Third Financial Corporation” for additional information.

In response to Ms. Hatch’s second comment, the Registrant will clarify the relevant disclosure in the Prospectus/Proxy Statement as follows (new language is underlined):

The Purchase Agreement among Federated, the Fifth Third Adviser and FTFC contains provisions under which the Fifth Third Adviser or FTFC will be required to, among other things, reimburse each Fifth Third Fund for the full amount of any accumulated net realized loss as reflected in the Fifth Third Fund’s audited statement of assets as of July 31, 2011, as adjusted for all net gains and losses realized by the Fifth Third Fund after July 31, 2011, through the Closing Date, or any transaction that has caused a permanent impairment. The Federated Fund Board and Fifth Third Fund Board considered these potential reimbursements, as well as certain requirements under which Fifth Third Adviser or FTFC may be required to make capital contributions to the Fifth Third Funds, in approving the proposed Reorganizations. See “Information About the Reorganizations – Agreement Among Federated, Fifth Third Adviser and Fifth Third Financial Corporation” for additional information regarding these reimbursement and capital contributions requirements.

In response to Ms. Hatch’s third comment, each Federated Fund intends to acquire and retain at least 1/3 of the historic assets of each corresponding Fifth Third Fund This does not mean that each Federated Fund will not acquire 2/3 of the historic assets of each corresponding Fifth Third Fund. Accordingly, the Registrant will clarify the relevant disclosure in the Prospectus/Proxy Statement as follows (new language is underlined):

It is currently anticipated that each Federated Fund will acquire a significant number (if not nearly all) of the portfolio securities of each corresponding Fifth Third Fund at the time of its Reorganization. Given the short-term nature of the portfolios of the Fifth Third Funds since they are money market funds, it is difficult to determine which portfolio securities will be sold in connection with the Reorganizations. With this understanding, it is currently anticipated that the Fifth Third Funds will, prior to the Reorganizations, and/or the Federated Funds will, after the Reorganizations, dispose of at least some of the portfolio securities of, or acquired from, the Fifth Third Funds. At a minimum, for purposes of meeting the requirements for a tax-free Reorganization, the Federated Adviser intends to retain at least 1/3 of the historic assets of each corresponding Fifth Third Fund in the applicable Federated Fund to the extent, and for so long as, required to satisfy the requirements of the Code for a tax-free reorganization. To the extent that any disposition of portfolio securities is required in connection with a Reorganization, the Funds may incur transaction expenses associated with the sale and purchase of portfolio securities.

In response to Ms. Hatch’s fourth comment, the Registrant will include the following expense example tables in the Prospectus/Proxy Statement. Each table has been recalculated or confirmed. Consistent with the Federated Funds’ practice of basing the expense example on a Fund’s Total Annual Fund Operating Expenses (rather than Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements), the expense numbers below are based on each Fund’s Total Annual Fund Operating Expenses:

Fifth Third Prime Money Market Fund – Federated Prime Value Obligations Fund

	1 Year	3 Years	5 Years	10 Years
Fifth Third Prime Money Market Fund – IS	$66	$207	$360	$806
Fifth Third Prime Money Market Fund – A	$91	$285	$495	$1,101
Fifth Third Prime Money Market Fund – B
Expenses assuming redemption	$667	$819	$1,095	$1,750
Expenses assuming no redemption	$167	$519	$895	$1,750
Fifth Third Prime Money Market Fund – C
Expenses assuming redemption	$267	$519	$895	$1,950
Expenses assuming no redemption	$167	$519	$895	$1,950
Federated Prime Value Obligations Fund – SS	$55	$173	$302	$677
Federated Prime Value Obligations Fund – SS, Pro Forma Combined	$55	$173	$302	$677

Fifth Third Institutional Money Market Fund – Federated Prime Cash Obligations Fund

	1 Year	3 Years	5 Years	10 Years
Fifth Third Institutional Money Market Fund – IS	$64	$201	$350	$782
Fifth Third Institutional Money Market Fund – SEL	$72	$225	$392	$877
Federated Prime Cash Obligations Fund – IS	$54	$170	$296	$665
Federated Prime Cash Obligations Fund – IS, Pro Forma Combined	$54	$170	$296	$665

	1 Year	3 Years	5 Years	10 Years
Fifth Third Institutional Money Market Fund – PRE	$79	$248	$431	$961
Federated Prime Cash Obligations Fund – CAP	$54	$170	$296	$665
Federated Prime Cash Obligations Fund – CAP, Pro Forma Combined	$54	$170	$296	$665

	1 Year	3 Years	5 Years	10 Years
Fifth Third Institutional Money Market Fund – TR	$89	$279	$485	$1,079
Federated Prime Cash Obligations Fund – SS	$54	$170	$296	$665
Federated Prime Cash Obligations Fund – SS, Pro Forma Combined	$54	$170	$296	$665

Fifth Third Institutional Government Money Market Fund – Federated Government Obligations Fund

	1 Year	3 Years	5 Years	10 Years
Fifth Third Institutional Government Money Market Fund – IS	$63	$198	$345	$774
Fifth Third Institutional Government Money Market Fund – SEL	$72	$225	$391	$872
Federated Government Obligations Fund – IS	$54	$170	$296	$665
Federated Government Obligations Fund – IS, Pro Forma Combined	$54	$170	$296	$665

	1 Year	3 Years	5 Years	10 Years
Fifth Third Institutional Government Money Market Fund – PRE	$79	$247	$429	$956
Federated Government Obligations Fund – CAP	$54	$170	$296	$665
Federated Government Obligations Fund – CAP, Pro Forma Combined	$54	$170	$296	$665

	1 Year	3 Years	5 Years	10 Years
Fifth Third Institutional Government Money Market Fund – TR	$89	$278	$483	$1,074
Federated Government Obligations Fund – SS	$54	$170	$296	$665
Federated Government Obligations Fund – SS, Pro Forma Combined	$54	$170	$296	$665

Fifth Third U.S. Treasury Money Market Fund – Federated Treasury Obligations Fund

	1 Year	3 Years	5 Years	10 Years
Fifth Third U.S. Treasury Money Market Fund – IS	$63	$198	$345	$774
Fifth Third U.S. Treasury Money Market Fund – SEL	$72	$225	$391	$872
Federated Treasury Obligations Fund – IS	$54	$170	$296	$665
Federated Treasury Obligations Fund – IS, Pro Forma Combined	$54	$170	$296	$665

	1 Year	3 Years	5 Years	10 Years
Fifth Third U.S. Treasury Money Market Fund – PRE	$79	$247	$429	$956
Federated Treasury Obligations Fund – CAP	$55	$173	$302	$677
Federated Treasury Obligations Fund – CAP, Pro Forma Combined	$55	$173	$302	$677

	1 Year	3 Years	5 Years	10 Years
Fifth Third U.S. Treasury Money Market Fund – TR	$89	$278	$483	$1,074
Federated Treasury Obligations Fund – SS	$54	$170	$296	$665
Federated Treasury Obligations Fund – SS, Pro Forma Combined	$54	$170	$296	$665

In response to Ms. Hatch’s fifth comment, the bar charts for the Fifth Third Funds will be reformatted such that they are in the same format as the bar charts for the Federated Funds.

In response to Ms. Hatch’s sixth comment, yes. The expense information in the “Financial Highlights” section is different than the expense information included in the fee tables because the Financial Highlights information takes into account expense waivers and reimbursements that may be terminated or adjusted without fund board approval. Instruction 3(e) to Item 3 of Form N-1A, which is incorporated into Form N-14 by Item 3 of Form N-14, only permits the fee tables to show expense waiver and reimbursement arrangements that are in place for at least one year from the effective date of a fund’s registration statement. Accordingly, the fee tables show the latter waivers and reimbursements, but not those that can be adjusted or terminated in the discretion of fund service providers without fund board approval. Reference to the existence of these additional waivers is made in the introduction under “Summary – Comparative Fee Tables” in the Prospectus/Proxy Statement.

In response to Ms. Hatch’s seventh comment, the Registrant will clarify the relevant disclosure under “Cost of Reorganization” in the Prospectus/Proxy Statement as follows (new language is underlined; deleted language is bracketed):

In addition, to the extent that any disposal of portfolio securities is required in connection with a Reorganization, the Funds may incur transaction expenses associated with the sale and purchase of portfolio securities. The Federated Funds also may dispose of certain securities, and acquire replacement securities, after the Reorganizations are consummated in the ordinary course. It is currently anticipated that each Federated Fund will acquire a significant number (if not nearly all) of the portfolio securities of each corresponding Fifth Third Fund at the time of its Reorganization. Given the short-term nature of the portfolios of the Fifth Third Funds since they are money market funds, it is difficult to determine which portfolio securities will be sold in connection with the Reorganizations. With this understanding, it is currently anticipated that the Fifth Third Funds will, prior to the Reorganizations, and/or the Federated Funds will, after the Reorganizations, dispose of at least some of the portfolio securities of, or acquired from, the Fifth Third Funds. The amount of transaction costs incurred by each Fifth Third Fund and each Federated Fund in connection with any [potential] sales and acquisitions of portfolio securities is not expected to be significant.

In response to Ms. Hatch’s eighth comment, the Registrant will mark in the “Schedule of Investments” in the Statement of Additional Information those portfolio securities that the Federated Adviser currently knows will be sold because of the proposed Reorganization.

In response to Mr. Grzeskiewicz’s first comment, in the wrapper to the Prospectus/Proxy Statement, the Registrant will update the reference to “$364 billion in assets under management” in the following sentence to the extent that Federated Investors, Inc. publicly announces the assets under management as of June 30, 2012, prior to the definitive filing for the Registrant’s Form N-14 being filed with the SEC: “Through its advisory subsidiaries, it advises 134 funds and manages more than $364 billion in assets under management as of March 31, 2012.” The Registrant also will update, to the extent information is available, other asset numbers that appear in the Prospectus/Proxy Statement.

In response to Mr. Grzeskiewicz’s second comment, the Registrant will incorporate the following information in an appropriate place in the Prospectus/Proxy Statement to clarify the following language: “the applicable Fifth Third Fund will transfer all of its assets (except that any deferred or prepaid expenses shown as an asset on the books of the Fifth Third Fund, which currently are not expected to be material in amount when the Reorganizations are consummated on the Closing Date, will not be acquired) to the corresponding Federated Fund .. . ..”

As noted above, the Fifth Third Funds will not transfer any deferred or prepaid expenses shown as an asset on the books of the Fifth Third Funds to the corresponding Federated Funds. The following chart identifies the type, and amounts, of such deferred or prepaid expenses as of June 30, 2012. These deferred or prepaid expenses are not expected to be material in amount when the Reorganizations are consummated on the Closing Date because the Fifth Third Funds are amortizing these deferred or prepaid expenses such that they are expected to be zero on the Closing Date.

	Deferred or Prepaid Expenses
	Blue Sky	Insurance	Miscellaneous Prepaid
Fifth Third Prime Money Market Fund	$18,618.61	$6,536.84	$9,009.44
Fifth Third Institutional Money Market Fund	$14,804.99	$16,682.44	$33,971.20
Fifth Third Institutional Government Money Market Fund	$12,517.49	$12,401.16	$32,069.72
Fifth Third U.S. Treasury Money Market Fund	$11,964.78	$10,017.08	$33,829.96

In response to Mr. Grzeskiewicz’s third comment, the Registrant will file the tax opinions delivered in connection with the consummation of the reorganizations as a post-effective amendment to the Form N-14, and will utilize the correct 1933 Act number when making the filing.

Per the discussion between George F. Magera, Esq. at Reed Smith LLP, and Mr. Grzeskiewicz on Monday, July 2, 2012, Mr. Magera will contact Mr. Grzeskiewicz on Monday, July 9, 2012, to confirm the effectiveness of the Form N-14 filing referenced above, and the Registrant will incorporate the changes discussed above in the definitive filing for the Registrant’s Form N-14 referenced above.

If you have any questions in regards to this correspondence, please do not hesitate to contact me at (412) 288-4827.

Very truly yours,

/s/ Heidi B. Loeffert

Heidi B. Loeffert

Senior Paralegal